NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium announces new precision agriculture brand: Echelon

March 3, 2014

Calgary, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that its extensive precision agriculture offering will be re-branded as “Echelon”, formerly NutriScription HD.

Agrium has been a leader in the field of precision agriculture for over a decade and until recently offered its technology solutions under the name NutriScription HD. Agrium’s North American-based Crop Production Services retail business currently provides precision agriculture services on over 15 million acres throughout North America.

Agrium is rebranding its platform as Echelon, which includes best in class solutions for precision soil sampling, variable rate nutrient and seeding recommendations, yield data analysis, weather monitoring, precision field scouting and tissue sampling, aerial imagery analysis, record keeping and reporting. Echelon’s compatibility with most major equipment and controller manufacturers enables growers to access and act on their data from one system.

Under the Echelon brand, Agrium will remain committed to providing grower customers easy access to their information and expanding the technology solutions it provides with continued focus on seeding rates, nitrogen management and advanced analytics. Echelon is currently available in the US and Canada.

“Agrium holds a unique position as the largest agriculture retailer of products and services to growers in the U.S., Canada, Australia and South America. We service over 500,000 growers globally and provide products and services for hundreds of different crops. We intend to continue to expand on our position as the leading provider of agronomic advice, and our Echelon platform provides the grower with the very latest technological tools and advice to help them maximize productivity and profitability from their operations,” commented Chuck Magro, Agrium’s President and Chief Executive Officer.

About Agrium

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America. Agrium’s strategy is to provide the crop inputs and services needed to feed a growing world. We focus on maximizing shareholder returns by driving continuous improvements to our base businesses, pursuing value-added growth opportunities across the crop input value chain and returning capital to shareholders.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” and “financial outlook” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this press release other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: future crop and crop input volumes, demand, margins, prices and sales; business and financial prospects; dividends and other plans, strategies, objectives and expectations, including with respect to future operations of Agrium and proposed acquisitions and divestitures and the growth and stability of our earnings. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to above in this news release. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions, including the recently completed acquisition of the Agri-products business of Viterra.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general economic, market and business conditions, weather conditions including impacts from regional flooding and/or drought conditions; crop prices; the supply and demand and price levels for our major products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, as well as counterparty and sovereign risk; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States. There is a risk that the Egyptian Misr Fertilizer Production Company nitrogen facility in Egypt may not be allowed to proceed with the completion of the two new facilities. Additionally, there are risks associated with Agrium’s acquisition of AWB, including litigation risk resulting from AWB having been named in litigation commenced by the Iraqi Government relating to the United Nations Oil-For-Food Programme. There are risks associated with our acquisition of the Agri-products business of Viterra, including: timing and costs of the associated integration of the retained Viterra business, the size and timing of expected synergies could be less favorable than anticipated; disruption from the acquisition making it more difficult to maintain relationships with customers, employees and suppliers; our efforts to integrate Viterra’s business into our existing business could result in the disruption of our ongoing business and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States. Furthermore, the potential divestiture of the Turf and Ornamental and Direct Solutions businesses and any potential financial gains or losses resulting from the completion of the strategic review process may differ materially from those in the forward-looking statements.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com